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                             July 9, 2021

       Michael Liebowitz
       Chief Executive Officer
       New Beginnings Acquisition Corp.
       800 1st Street
       Unit 1
       Miami Beach, FL 33139

                                                        Re: New Beginnings
Acquisition Corp.
                                                            Amended
Registration Statement on Form S-4
                                                            Filed on June 21,
2021
                                                            File No. 333-256137

       Dear Mr. Liebowitz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

       Amended Form S-4 filed June 21, 2021

       General

   1. We note footnotes one and three to the table on page 8 reference the exchange of Airspan
                                                        Options for Exchanged
Options. Please advise why you are not including the Exchanged
                                                        Options as part of this
registration statement or discuss the exemption to be relied upon and the facts
supporting your reliance upon such exemption.
 Michael Liebowitz
FirstName   LastNameMichael   Liebowitz
New Beginnings    Acquisition Corp.
Comapany
July 9, 2021NameNew Beginnings Acquisition Corp.
July 9,2 2021 Page 2
Page
FirstName LastName
2. We note the revisions made in response to comment 1, including the added disclosure that the "aggregate number of shares of New Beginnings Common Stock is based on a fixed calculation in the Business Combination Agreement and is not subject to change."
         However, Section 3.01 of the Business Combination Agreement filed as Annex A to the prospectus continues to reference finalizing the aggregate stock consideration in addition to the payment spreadsheet. Please file the amendment to the business agreement setting forth the fixed calculation or advise.

Questions and Answers about the Business Combination, page 6

3. We partially reissue comment 3. For the working capital loans, please disclose the amount of working capital loans as of the most recent practicable date.

Comparative Share Information, page 86

4. We note your response to our comment 14. Your revised book value per share of
         Airspan calculation appears to now include the preferred shares on an as converted basis in the denominator. Please tell us why you believe it is appropriate to include your preferred shares on an as converted basis in your calculation, since book value per share is commonly understood to represent total shareholders' equity divided by common shares outstanding.
5. Notwithstanding our comment above, please tell us and expand your disclosures to highlight the numerators and denominators used to determine your calculations of historical book value per share and combined pro forma book value per share assuming no redemptions, assuming low redemptions, and assuming high redemptions.

Certain Unaudited Airspan Prospective Financial Information, page 108

6. Based on your disclosed March 31, 2021 results of operations it appears revenues, gross profit, income from operations and net income would be $183.7 million, $83.8 million,
         ($22.2 million) and ($54.2 million) respectively on an annualized basis. Please tell us what consideration you have given to including a discussion of historical results achieved through the first quarter 2021in order to highlight actual results to date in relation to forecasted amounts.
 Michael Liebowitz
FirstName   LastNameMichael   Liebowitz
New Beginnings    Acquisition Corp.
Comapany
July 9, 2021NameNew Beginnings Acquisition Corp.
July 9,3 2021 Page 3
Page
FirstName LastName
U.S. Federal Income Tax Considerations of the Business Combination for Airspan Stockholders, page 142

7. We note that the opinion of counsel that the business combination will qualify as a reorganization is qualified as it relates to facts that cannot be confirmed until the time of closing or following the closing. In light of the qualification relating to the determination of the requirement that the fair market value of New Beginnings Common Stock issued in the Merger determined as of the Effective Time equals at least 80% or more of the fair market value of the total consideration issued in connection with the Merger, it appears that the opinion is subject to uncertainty. Please revise the opinion accordingly. For guidance, see SLB 19.III.C.4. In addition, please file the executed tax opinion as exhibit
         8.1.
        You may contact Ameen Hamady at 202-551-3891 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Laurie L. Green